UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

SEABRIDGE GOLD INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

811916105

(CUSIP Number)

Gerald D. Shepherd Davies Ward Phillips & Vineberg LLP 900 Third Avenue New York, NY 10022 (212) 308-8866

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811916105
1.	Names of Reporting Persons.
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
4,456,232
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
4,456,232
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,456,232
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

9.5%
14.	Type of Reporting Person

CO

2

CUSIP No. 811916105
1.	Names of Reporting Persons.
PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization
BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
3,901,232
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
3,901,232
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,901,232
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

8.3%
14.	Type of Reporting Person
CO

3

CUSIP No. 811916105
1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
21,700
	8.	Shared Voting Power
4,727,932
	9.	Sole Dispositive Power
21,700
	10.	Shared Dispositive Power
4,727,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,749,632
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☒
13.	Percent of Class Represented by Amount in Row (11)

10.1%
14.	Type of Reporting Person

IN

4

CUSIP No. 811916105
1.	Names of Reporting Persons.
NANCY FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
29,125
	8.	Shared Voting Power
271,700
	9.	Sole Dispositive Power
29,125
	10.	Shared Dispositive Power
271,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

300,825
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.6%
14.	Type of Reporting Person

IN

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CUSIP No. 811916105
1.	Names of Reporting Persons.
THE BUCKINGHAM CHARITABLE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
250,000
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
250,000
	10.	Shared Dispositive Power
-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

250,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.5%
14.	Type of Reporting Person

OO

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The Statement on Schedule 13D dated and filed April 1, 2009 filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), Pan Atlantic Bank and Trust Ltd., a Barbados company (“PABTL”), Ms. Nancy Friedberg, an individual, and Mr. Albert D. Friedberg, an individual, as amended by Amendment No. 1 thereto dated and filed November 18, 2009 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and by Friedberg Global-Macro Hedge Fund Ltd., a Cayman Island Company (“Global-Macro Fund”) and Friedberg Mercantile Group Ltd., a Canadian corporation (“FMG”) as additional parties to the Schedule 13D, by Amendment No. 2 thereto dated and filed January 22, 2010 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg, Global-Macro Fund and FMG and by Amendment No. 3 thereto dated and filed July 8, 2013 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and The Buckingham Charitable Foundation (“Buckingham” and, together with FCMI, PABTL, Ms. Friedberg and Mr. Friedberg, the “Filing Persons”) and by Amendment No. 4 thereto dated and filed December 10, 2013 by the Filing Persons (as so amended, the “Statement”), relating to the common stock, $0.001 par value (the “Common Shares”), of Seabridge Gold Inc., a Canadian corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 5. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

This Amendment No. 5 is being filed to disclose the sale of 4,600,000 Common Shares by PABTL, the entry by PABTL into a cash-settled share swap transaction, and PABTL’s agreement to purchase 200,000 Common Shares, each as more fully described herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

The purchase price for the 200,000 Common Shares which PABTL has agreed to purchase, as described in Item 4 and Item 6 below, is CDN $8.5714 per share, and the total consideration will be CDN $1,714,280. PABTL will obtain the funds used to acquire such shares from its working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

In addition to the sale of the Common Shares by PABTL and the entry by PABTL into a cash-settled share swap transaction described in Item 6 below (which description is incorporated into this Item 4 by reference), PABTL has agreed to purchase 200,000 Common Shares in a privately negotiated transaction described in Item 6 below (which description is incorporated into this Item 4 by reference). PABTL will acquire such shares for investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

On July 9, 2014, PABTL entered into a Forward Purchase and Sale Agreement with Oberon Capital Corporation for the purchase of 200,000 Common Shares of the Issuer for a total purchase price of CDN $1,714,280. The purchase is scheduled to close on July 22, 2014 and in any event no later than July 29, 2014.

On July 16, 2014, PABTL entered into an agreement for the sale of 4,600,000 Common Shares in a private transaction for an aggregate purchase price of U.S. $39,376,000. Pursuant to the terms of a cash-settled share swap transaction described in Item 6, the purchaser under the sale transaction described in the previous sentence sold to PABTL a total return on 4,600,000 Common Shares in exchange for a monthly payment.

Item 5 of the Schedule 13D is hereby further amended by deleting the information (including the tables provided as part of such information) set forth in Schedule 13D (Amendment No. 4) regarding beneficial ownership of the Issuer’s Common Shares by the Filing Persons, and replacing the deleted information with the following information:

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On the date of this Schedule 13D (Amendment No. 5), the Filing Persons are the beneficial owners of, in the aggregate, 4,778,757 Common Shares, representing 10.1% of the Issuer’s outstanding Common Shares. The Filing Persons’ percentage beneficial ownership has been computed as a percentage of 47,081,376 Common Shares outstanding on May 12, 2014, as reported in the Issuer’s Management’s Discussion and Analysis for the three months ended March 31, 2014, as filed with the SEC on May 12, 2014. The number of Common Shares and the percentage of the Issuer’s Common Shares beneficially owned by each Filing Person are as follows:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially
PABTL	3,901,232	8.3%	3,901,232		8.3%
FCMI	555,000	1.2%	4,456,232	1	9.5	%1
Buckingham	250,000	0.5%	250,000	2	0.5	%2
Nancy Friedberg	50,825	0.1%	300,825	3	0.6	%3
Albert Friedberg	21,700	0.05%	4,749,632	4	10.1	%4

1	Includes 3,701,232 shares owned directly by PABTL and 200,000 shares which PABTL has agreed to purchase.

2	Voting and dispositive power over the Common Shares held by Buckingham is exercisable by any of its trustees, acting individually. In practice, such authority is exercised solely by Mr. Friedberg and by Ms. Friedberg.

3	Includes 21,700 shares held in a retirement account for the benefit of Ms. Friedberg, 29,125 shares owned directly by Ms. Friedberg, and 250,000 shares owned directly by Buckingham (see note 2).

4	Includes 3,701,232 shares owned directly by PABTL and 200,000 shares which PABTL has agreed to purchase, 555,000 shares owned directly by FCMI, 43,400 shares held in a retirement account (21,700 shares for the benefit of each of Mr. Friedberg and Ms. Friedberg), and 250,000 shares owned directly by Buckingham (see note 2). Excludes 29,125 shares owned directly by Ms. Friedberg, the wife of Mr. Friedberg, with respect to which Mr. Friedberg disclaims beneficial ownership.

All shares reported as beneficially owned by FCMI, PABTL, Nancy Friedberg, Albert D. Friedberg and Buckingham are presently outstanding, Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock beneficially owned by FCMI. By virtue of his control of FCMI, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, PABTL. As trustees of Buckingham, each of Mr. Friedberg and Ms. Friedberg possesses voting and dispositive power over the Common Shares owned by Buckingham and may be deemed to share beneficial ownership of such Common Shares. Except for such beneficial ownership by Albert D. Friedberg and by Ms. Friedberg, none of the directors or officers of FCMI or PABTL, and none of the trustees of Buckingham, beneficially own any Common Shares.

Except for PABTL’s agreement to purchase 200,000 Common Shares, its sale of 4,600,000 Common Shares and the entry into the cash-settled share swap transaction described above and below, none of the Filing Persons, and none of their respective directors, officers or trustees has effected any transactions in the Issuer’s Common Shares in the 60 days preceding the filing of this Schedule 13D (Amendment No. 5).

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Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

PABTL entered into an agreement to sell the 4,600,000 Common Shares reported in this Schedule 13D (Amendment No. 5) pursuant to a Share Purchase Agreement dated July 16, 2014 (the “NBC SPA”) between National Bank of Canada (“NBC”), as buyer, and PABTL, as Seller. In addition to the purchase price and other terms of the transaction, the NBC SPA contains certain representations and warranties by the parties customarily included in agreements of this type, including representations and warranties by NBC as to its non-U.S. status made to support PABTL’s offer and sale of the Common Shares to NBC without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”) in an “offshore transaction” pursuant to Regulation S under the 1933 Act. NBC agreed that the Common Shares would include certain restrictions reflecting the limits on disposition of the Common Shares under the 1933 Act.

On July 16, 2014 (the “Trade Date”), PABTL entered into a total return swap transaction evidenced by an ISDA master agreement, credit support annex and transaction confirmation (collectively the “TRS Agreement”) with NBC. PABTL entered into the TRS Agreement and the NBC SPA for purposes of monetizing its position in the Common Shares while at the same time allowing it to retain the economic exposure to the position sold under the NBC SPA. Pursuant to the terms of the TRS Agreement, NBC sold to PABTL the total return on 4,600,000 Common Shares (the “Underlying Shares”) in exchange for a monthly payment calculated on a per diem basis for the number of days in the applicable calculation period by multiplying the notional amount of the transaction applicable for any particular day in the relevant calculation period by the sum of a designated LIBOR based rate with a maturity of one month and a spread of 1.25% divided by 360.

The initial price for the Underlying Shares is equal to $8.56 per share. The final price is the average of the modified volume weighted average price (as calculated pursuant to the TRS Agreement) applicable to each averaging day agreed to by the parties from and including February 15, 2017, weighted by the number of Underlying Shares that were reduced by NBC on the relevant averaging date minus a commission of US$0.02 per Underlying Share sold by NBC on such averaging date. On the applicable cash settlement date, the initial price of the Underlying Shares specified for the transaction shall be deducted from the final price for the Underlying Shares and such amount shall be multiplied by the number of Underlying Shares subject to the transaction. If the final price for the Underlying Shares exceeds the initial price for the Underlying Shares, such that the product of such determination is positive, NBC shall pay the amount so determined to PABTL. If the initial price for the Underlying Shares exceeds the final price for the Underlying Shares, such that the product of such determination is negative, PABTL shall pay the absolute value of the amount so determined to NBC. To the extent that there are any dividends paid by the Issuer on the Common Shares, NBC will pay to PABTL an amount per Underlying Share equivalent to the per Share dividend paid by the Issuer.

NBC and PABTL have the right to terminate the transaction if it becomes illegal for PABTL to continue with the transaction. PABTL has the right to terminate the transaction in whole or in part at any time following the fortieth day following the effective date of the transaction and prior to the valuation date. In the case of early termination of the transaction the date designated for termination will be the valuation date in respect of the number of Underlying Shares subject to such early termination. If PABTL elects to terminate the transaction in circumstances not involving any illegality, PABTL will be required to pay to NBC a make-whole payment equal to the product of the terminated number of Underlying Shares, the initial price per Underlying Share and D/360 where “D” represents the number of calendar days from, but excluding, the optional early termination date, to and including the calendar day that falls on the day that is six months after the effective date of the transaction.

The TRS Agreement provides only for cash settlement. Neither PABTL nor any of its affiliates or associates shall have any voting or dispositive power with respect to any Underlying Shares and PABTL and its affiliates and associates disclaim beneficial ownership of any such securities.

On July 9, 2014, PABTL entered into a Forward Purchase and Sale Agreement with Oberon Capital Corporation for the purchase of 200,000 Common Shares of the Issuer for a total purchase price of CDN $1,714,280. The purchase is scheduled to close on July 22, 2014 and in any event no later than July 29, 2014. PABTL has the right, at its sole option, to terminate this agreement if the closing does not occur by July 29, 2014.

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The foregoing description of the NBC SPA, the cash-settled share swap transaction and the purchase of 200,000 Common Shares is qualified in its entirety by reference to the full text of the related agreements, which are filed as exhibits to this Schedule 13D (Amendment No. 5).

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit	Agreement

99.5	Share Purchase Agreement dated July 16, 2014 between National Bank of Canada, as Buyer and Pan Atlantic Band and Trust Ltd., as Seller

99.6	Confirmation of a Cash-Settled Share Swap Transaction between National Bank of Canada and Pan Atlantic Bank and Trust Limited dated July 16, 2014

99.7	ISDA Schedule to the Master Agreement between National Bank of Canada and Pan Atlantic Bank and Trust Limited dated as of July 16, 2014

99.8	Credit Support Annex to the Schedule to the IDA Master Agreement dated as of July 16, 2014 between National Bank of Canada and Pan Atlantic Bank and Trust Limited

99.9	Forward Purchase and Sale Agreement dated as of July 9, 2014 between Oberon Capital Corporation and Pan Atlantic Bank and Trust Limited
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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2014

FCMI FINANCIAL CORPORATION

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Robert J. Bourque
Name: Robert J. Bourque
Title: Managing Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name: Albert D. Friedberg

NANCY FRIEDBERG, individually

/s/ Nancy Friedberg
Name: Nancy Friedberg

THE BUCKINGHAM CHARITABLE FOUNDATION

By:	/s/ Albert D. Friedberg
Name: Albert D. Friedberg
Title: Trustee
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